Exhibit 99.1

Mandatory notification of trade

On 26 August 2016 Øyvind Oaland, R&D Global Director in Marine Harvest ASA, sold 15,000 shares in Marine Harvest at a price of NOK 130.21 per share. Subsequent to this transaction Øyvind Oaland holds 4,388 shares and 51,089 unexercised options in Marine Harvest.

This information is subject to the disclosure requirements pursuant to section 4-2 of the Norwegian Securities Trading Act.